RMS

18000979

SEC[illegible]ON
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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Mail Processing Received FEB 27 2018 WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8-34999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: UMB Financial Services, Inc.
(a wholly owned subsidiary of UMB Financial Corporation)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

928 Grand Boulevard
(No. and Street)

Kansas City (City) | Missouri (State) | 64106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela Gates | (816) 860-8796 (Area Code - Telephone No.)

President and Chief Financial Officer

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - if individual, state last, first, middle name)

1000 Walnut Street, Suite 1100 (Address) | Kansas City (City) | Missouri (State) | 64106-2162 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BW

AFFIRMATION

I, Angela Gates, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to UMB Financial Services, Inc. (the "Company") (a wholly owned subsidiary of UMB Financial Corporation) as of and for the year ended December 31, 2017, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Angela Gates   2-23-2018
Signature   Date

President
Title

Sandra J. Jackson
Notary Public - Notary Seal
STATE OF MISSOURI
Jackson County
My Commission Expires: Feb. 15, 2022
Commission #14935259

Notary Public

UMB Financial Services, Inc.

(A Wholly Owned Subsidiary of UMB Financial Corporation)

SEC I.D. No. 8-34999

Financial Statements as of and for the Year Ended December 31, 2017, Supplemental Schedules as of December 31, 2017 and Report of Independent Registered Public Accounting Firm thereon

Filed Pursuant to Rule 17a-5(e)(3) as a **PUBLIC** Document

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

TABLE OF CONTENTS

KPMG

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
UMB Financial Services, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UMB Financial Services, Inc. (the Company) as of December 31, 2017, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2014.

Kansas City, Missouri
February 23, 2018

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$ 18,766,393
Investment securities - at fair value	3,173,844
Receivable from clearing broker	821,508
Other receivable	214,223
Deferred income tax assets, net	286,330
Prepaid expenses	91,564
Total assets	$ 23,353,862

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Sales commission payable	$ 70,611
Deferred compensation plan	1,176,403
Accrued profit sharing payable	148,765
Securities sold, not yet purchased - at fair value	2,637,710
Other accruals	196,253
Income tax payable	574,614
Total liabilities	4,804,356
STOCKHOLDER'S EQUITY:	
Common stock, $100 par value — 1,000 shares authorized, issued, and outstanding	100,000
Additional paid-in capital	11,050,000
Retained earnings	7,399,506
Total stockholder's equity	18,549,506
TOTAL	$ 23,353,862

See notes to financial statements.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2017

REVENUES:	
Securities commissions	$ 821,751
Gains on trading accounts, net	334,312
Underwriting	659,616
Revenue from sale of investment company shares	1,861,149
Fees	4,616,456
Other revenue	2,797,177
Total revenues	11,090,461
EXPENSES:	
Employee compensation and benefits	4,660,108
Regulatory fees and expenses	100,541
Other	2,877,836
Total expenses	7,638,485
INCOME BEFORE INCOME TAXES	3,451,976
INCOME TAX EXPENSE	1,457,077
NET INCOME	$ 1,994,899

See notes to financial statements.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

STATEMENT OF CHANGE IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2017

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE — December 31, 2016	$100,000	$ 11,050,000	$ 5,404,607	$ 16,554,607
Net income	-	-	1,994,899	1,994,899
BALANCE — December 31, 2017	$100,000	$ 11,050,000	$ 7,399,506	$ 18,549,506

See notes to financial statements.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,994,899
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income taxes	245,411
Changes in:	
Investment securities	(1,867,721)
Receivable from clearing broker	(785,605)
Other receivable	4,099
Prepaid expenses	(44,315)
Sales commission payable	(95,128)
Deferred compensation plan	313,639
Accrued profit sharing payable	11,847
Securities sold, not yet purchased	2,637,710
Other accruals	(155,431)
Income tax payable	330,329
Total cash flows provided by operating activities	2,589,734
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,589,734
CASH AND CASH EQUIVALENTS — Beginning of year	16,176,659
CASH AND CASH EQUIVALENTS — End of year	$ 18,766,393
SUPPLEMENTAL CASH FLOW INFORMATION — Income taxes paid	$ 881,336

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Description and Operations — UMB Financial Services, Inc. (the "Company") is a registered securities broker and dealer and investment adviser. The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is a wholly owned subsidiary of UMB Financial Corporation (UMBFC).

The Company is organized primarily to provide transaction services in a variety of investment securities for the general public. The Company offers brokerage and custodial services to its customers (including UMB Bank, N.A. (UMB Bank) and correspondent banks) through the facilities of National Financial Services, LLC (NFS), another registered securities broker and dealer, and a wholly owned subsidiary of Fidelity Brokerage Group, Inc. The Company also engages in securities transactions on a principal basis. The Company's business is reliant upon its relationship with UMBFC and UMB Bank. Therefore, the Company's financial condition and operations could be materially different if the Company operated on a stand-alone basis.

The Company's clearing broker is NFS, who clears all of the Company's securities transactions with and for customers on a fully disclosed basis. The Company promptly forwards all funds and securities to NFS and does not otherwise hold funds or securities for, or owe money or securities to customers. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act").

Pursuant to an agreement between the Company and its clearing broker (NFS), NFS is required to perform a computation for proprietary accounts of introducing brokers assets similar to the customer reserve computation. Therefore, proprietary accounts held at the clearing broker are considered allowable assets in the net capital computation.

Cash and Cash Equivalents — Cash and cash equivalents includes deposits held by the Company through UMB Bank and used for operations, cash in transit deposited by the Company's customers that is designated for payment to a third party, and cash held at broker and dealer that is held in a money market fund. As of December 31, 2017, cash held at UMB Bank and cash held at NFS totaled $4,516,393 and $14,250,000, respectively. For all funds received on behalf of customers, the Company records an offsetting account payable and makes payment on behalf of the customer the next business day.

Investment Securities — Marketable securities, which consist of U.S. agency obligations and corporate debt, are carried at fair value based on quoted market prices for those or similar securities, with unrealized gains or losses included in the Gains on trading accounts, net line on the statement of income. Such transactions are recorded on a trade date basis.

Securities Sold, Not Yet Purchased — Securities sold, but not yet purchased are carried at fair value based on quoted market prices for those or similar securities, with gains and losses included in the Gains on trading accounts, net line on the statement of income.

Receivable from Clearing Broker — Receivable from Clearing Broker consists of commissions receivable from a third party clearing broker. These commissions are transaction-based fees that are recorded when trades are executed.

Other Receivable — Other receivables consist of 401(k) fees, 12b-1 fees, variable annuity, and institutional underwriting receivables that are not processed through a clearing broker. These receivables are transaction-based fees that are recorded when trades are executed.

Deferred Compensation Plan — Deferred compensation plan represents compensation deferred by certain employees. The liability is carried at fair value based on quoted market prices or dealer quotes.

Commissions — Commission revenues and expenses are recorded on a trade date basis. Commissions represent transaction-based fees that are recorded when trades are executed.

Fees — Fees represent asset-based and transaction-based fees that are earned from customers. Fees are recognized ratably over the service period and as trades are executed, respectively.

Income Taxes — The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred taxes are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates. Deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. No valuation allowance has been recorded as of December 31, 2017. The Company files consolidated federal and state income tax returns with UMBFC and its subsidiaries. With limited exceptions, the Company is no longer subject to examination by tax authorities for years prior to 2014. Income taxes are computed utilizing the incremental consolidated tax rates. The Company's current income taxes are payable to UMBFC in accordance with a tax sharing agreement.

Under the Company's tax sharing agreement, for consolidated state tax returns, tax is to be allocated in accordance with allocating federal expense/benefit, unless applicable law requires a different method of allocation.

The Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. Based on its evaluation, the Company has determined that there were no significant uncertain tax positions requiring recognition in the accompanying financial statements. As of December 31, 2017, the Company had no accrued interest or penalties related to uncertain tax positions.

Use of Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events — The Company has evaluated subsequent events through February 23, 2018, which is the date the financial statements were available to be issued. As a result of this evaluation, the Company noted no subsequent events that require adjustments to, or disclosure in these financial statements.

2. RELATED-PARTY TRANSACTIONS

The Company entered into the following related party transactions with UMBFC and its subsidiaries:

Purpose	Amount	Related Party	Statement	Classification
Management fees	$ 466,088	UMBFC	Income	Other expense
Income taxes	1,457,077	UMBFC	Income	Income tax expense
401(k) profit sharing	148,765	UMBFC	Financial Condition	Accrued profit sharing payable
Stock-based compensation	54,017	UMBFC	Income	Employee compensation & benefits
Trust relationship manager fees	367,062	UMB Bank	Income	Other revenue
Investment advisory fees	226,005	UMB Bank	Income	Other expense
License maintenance fees	264,464	UMB Bank	Income	Fees
Support services	1,742	UMB Bank	Income	Other expense
Corporate underwriting referral fees	273,511	UMB Bank	Income	Other expense
Group life insurance fees	262,601	UMB Insurance, Inc.	Income	Other revenue
Variable annuity fees	201,636	UMB Insurance, Inc.	Income	Other expense
Fixed annuity fees	141,427	UMB Insurance, Inc.	Income	Other revenue
Individual life fees	159,299	UMB Insurance, Inc.	Income	Other revenue
Individual health insurance fees	6,816	UMB Insurance, Inc.	Income	Other revenue

Management fees and support services – UMBFC charges the Company a monthly management fee for its proportional share of actual expenses of certain operational and administrative functions. UMB Bank charges the Company for various support services including postage and office occupancy. These amounts are based on the costs to provide the services and do not necessarily represent the cost of the services had they been obtained from a third party.

Income taxes - UMBFC charges the Company for their allocation of current and deferred federal and state income tax expense based on the Company's share of the consolidated tax expense.

401(k) profit sharing and stock-based compensation - The Company participates in the qualified 401(k) profit sharing plan administered by UMBFC that permits participants to make contributions by salary deduction. The Company makes matching contributions and may elect to make discretionary payments to the plan. Additionally, the Company participates in the Long-Term Incentive Compensation Plan (LTIP) administered by UMBFC. The plan consists of performance-based and service-based stock grants, along with non-qualified stock options.

Trust relationship manager fees - The Company receives fees from UMB Bank for acting as relationship manager for certain trust customers, to act as an agent in this relationship, and to provide fiduciary services.

Investment advisory fees – The Company pays fees to UMB Bank for investment advisory services related to the Company's mutual fund wrap fee program. Services include asset allocation advice, investment research, outside fund manager reporting, and client consulting.

License maintenance fees - The Company receives fees from UMB Bank for maintaining FINRA compliance for UMB Bank licensed associates. Services provided by the Company include record tracking, annual certification training, licensed associate supervision and regulatory response inquiries.

Corporate underwriting referral fees – UMB Bank charges the Company a five percent fee on net receipts for referring institutional underwriting services. The Company participates in an underwriting syndicate acting as a co-manager in underwriting arrangements.

Annuity fees - UMB Insurance, Inc. (UMB Insurance) charges the Company for administrative services provided on variable annuity products sold by the Company. Variable annuity products are investment products sold by the Company and administered by UMB Insurance. Additionally, UMB Insurance enters into fixed annuity contracts with customers. The Company sells the investment products and receives fees from UMB Insurance for those services.

Insurance fees - UMB Insurance enters into group life, individual life, and individual health insurance contracts with customers. The Company sells the investment products and receives fees from UMB Insurance for those services.

3. NET CAPITAL REQUIREMENT

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Act. Rule 15c3-1 requires minimum net capital to be the greater of $250,000 or 6-2/3% of aggregate indebtedness. As of December 31, 2017, the Company had net capital, as defined, of $13,795,263, which was $13,545,263 in excess of its minimum net capital requirement of $250,000. Additionally, the ratio of aggregate indebtedness to net capital for the Company may not exceed 15 to 1. The Company's ratio of aggregate indebtedness to net capital was 0.16 to 1 as of December 31, 2017.

4. INCOME TAXES

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act ("the Tax Act"). The Tax Act includes numerous changes to existing tax law, including among other things, a permanent reduction in the federal corporate income tax rate from 35% to 21% effective January 1, 2018. The Company recognized the income tax effects of the Tax Act in its 2017 financial statements. The changes included in the Tax Act are broad and complex. Given the complexity of the Tax Act and the detailed analysis required, the adjustments reflected in the current and deferred tax accounts may be subject to further refinement as additional information becomes available and further analysis performed. Upon completion of our 2017 U.S. income tax return in 2018 we may identify additional remeasurement adjustments to our recorded deferred tax liabilities. We will continue to assess our provision for income taxes as further guidance is issued, but do not currently anticipate significant revisions will be necessary.

The provision for income tax expense for the year ended December 31, 2017 consists of the following:

Current tax expense:	
Federal	$ 1,130,521
State	81,145
Total current tax expense	1,211,666
Deferred tax benefit:	
Federal	213,814
State	31,597
Total deferred tax benefit	245,411
Total tax expense	$ 1,457,077

The provision for income taxes differs from the amounts computed by applying the federal tax rate of 35% to income before income taxes. The reasons for these differences at December 31, 2017 are as follows:

Tax benefit at statutory rate of 35%	$ 1,208,191
State income taxes — net of federal effect	73,610
Non-deductible expenses	6,525
Impacts related to the 2017 Tax Act	183,732
Other	(14,981)
Total	$ 1,457,077

The Company is included in a consolidated federal income tax return and various consolidated or combined state returns. The consolidated current and deferred federal and state income tax expense of the group is allocated among the members in a systematic and consistent manner based on each member's share of the consolidated tax expense.

As of December 31, 2017, the Company had $574,614 of income taxes payable recorded of which the balance principally relates to amounts due to affiliates for its share of taxes related to consolidated federal and state taxes.

The tax effects of temporary differences that give rise to the significant portions of the deferred taxes at December 31, 2017 are as follows:

Deferred tax assets:	
Accrued profit sharing	4,949
Accrued bonus	2,475
Stock compensation	42,148
Deferred compensation	254,761
Property and equipment	41
Deferred fee income	1,362
Total deferred tax assets	305,736
Deferred tax liabilities:	
Prepaid expenses	(19,406)
Total deferred tax liabilities	(19,406)
Net deferred income tax assets	$ 286,330

The Company remeasured the deferred tax assets and liabilities at the newly enacted statutory tax rate of 21 percent in accordance with the Tax Act.

5. COMMITMENTS AND CONTINGENCIES

The Company's customer accounts are carried by NFS. All execution and clearing services are also performed by NFS. The agreement between the Company and NFS stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. The settlement of open transactions as of December 31, 2017, did not have a material effect on the Company's financial statements.

During the year ended December 31, 2017, the Company had no pending or threatened litigation.

6. GUARANTEES

The Company has provided a guarantee to its clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts due to, but not limited to, volatile trading markets, which may impair the customers' ability to satisfy their obligations. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no liability is carried on the statement of financial condition for these transactions.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments include cash and cash equivalents, investment securities, receivable from clearing broker, deferred compensation, and securities sold not yet purchased. The estimated fair value of such financial instruments at December 31, 2017, approximate their carrying value as reflected in the statement of financial condition.

The Company classifies its fair value measurements in accordance with ASC 820, *Fair Value Measurement*. ASC 820 establishes a hierarchy for determining the fair value of a financial instrument. The hierarchy consists of three levels of valuations based on the evidence used to determine the valuation. ASC 820 requires that the highest level of valuation available be used. A "Level 1" valuation is a quoted market price for an identical asset in a market that is actively trading. A valuation is considered to be "Level 2" when a quoted market price in an active market is not available, but all necessary inputs into the calculation of fair value represent data observable in an active market. A valuation is considered "Level 3" when any significant component of the fair value calculation is based on data that is not observable in an active market, but rather is based on estimates by management. Investment securities measured at fair value on a recurring basis are summarized below as of December 31, 2017. There was no transfer between valuation levels during the year.

	Fair Value Using			Total
	Level 1	Level 2	Level 3	Fair Value
Assets				
U.S. Agencies	$ -	$ 1,288,339	$ -	$ 1,288,339
Corporates	1,885,505	-	-	1,885,505
Total	$ 1,885,505	$ 1,288,339	$ -	$ 3,173,844
Liabilities				
Deferred compensation	$ 1,176,403	$ -	$ -	$ 1,176,403
Securities sold, not yet purchased	-	2,637,710	-	2,637,710
Total	$ 1,176,403	$ 2,637,710	$ -	$ 3,814,113

SUPPLEMENTAL SCHEDULES

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2017

	As Audited	Adjustments*	As filed in Form X-17A-5 on January 10, 2018
TOTAL STOCKHOLDER'S EQUITY	$ 18,549,506	$ -	$ 18,549,506
DEDUCTIONS AND CHARGES:			
Prepaid expenses	91,564	-	91,564
Interest receivable	10,663	-	10,663
Other receivable	-	-	-
Deferred income tax asset, net	286,330	(5,199)	281,131
Total non-allowable assets	388,557	(5,199)	383,358
Other deductions and charges	3,898,661	-	3,898,661
Haircuts on securities positions	467,025	-	467,025
Total	4,754,243	(5,199)	4,749,044
NET CAPITAL	$ 13,795,263	$ 5,199	$ 13,800,462
AGGREGATE INDEBTEDNESS:			
Total liabilities	$ 2,154,547	$ -	$ 2,154,547
COMPUTATION OF NET CAPITAL REQUIREMENT — Minimum net capital required (the greater of the minimum dollar net capital requirement of $250,000 or 6-2/3% of aggregate indebtedness)	$ 250,000		$ 250,000
EXCESS NET CAPITAL	$ 13,545,263	$ 5,199	$ 13,550,462
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.16 to 1		0.16 to 1

* The adjustments noted above are post-closing entries subsequent to the filing of the X-17A-5 associated with the income tax allocation from the parent company. These adjustments have no impact to the Company's compliance with Rule 15c3-1.

See accompanying report of independent registered public accounting firm.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

SCHEDULE OF COMPUTATION FOR DETERMINATION OF CUSTOMER ACCOUNT RESERVE AND PAB OF BROKERS AND DEALERS AND SCHEDULE OF INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule and have met all provision exemptions throughout the entire year without exception.

See accompanying report of independent registered public accounting firm.

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
UMB Financial Services, Inc.:

We have reviewed management's statements, included in the accompanying UMB Financial Services, Inc.'s Exemption Report (the Exemption Report), in which (1) UMB Financial Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

February 23, 2018

LIMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

UMB FINANCIAL SERVICES, INC.'S EXEMPTION REPORT
DECEMBER 31, 2017

UMB Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Angela Gates
UMB Financial Services, Inc., President
February 23, 2018

KPMG

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
UMB Financial Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying [Schedule of Assessment and Payments or General Assessment Reconciliation (Form SIPC-7)] for the year ended December 31, 2017, which were agreed to by UMB Financial Services, Inc. (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences; and

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 23, 2018